Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

47th Edison Electric Institute Financial Conference

November 13, 2012

The following is the transcript of a November 13, 2012 webcast at the 47th Edison Electric Institute Financial Conference:

Leo Denault—Entergy—CFO

Okay, good morning. I appreciate all of you coming out here this morning to listen to our presentation. We’ve had a lot of good meetings over the last couple of days – a lot of good feedback that we appreciate from all of you who have come to visit us in our one-on-ones over the last three days.

I hope you’ve all gotten the opportunity to meet a couple of the members of our new team that are here with us — Bill Mohl, who is going to be succeeding Rick Smith when Rick retires at EWC at the beginning of next year; as well as Drew Marsh, who will be taking my place on February 1, as Chief Financial Officer.

I think you will find that both of them are highly capable and very interesting. Like I like to tell people about Drew, he’s younger, smarter, and nicer than I am. So, that is a really good thing for most you that have to deal with the CFO. And Bill has got a lot of capable experience both in commodity based businesses, but also as it relates to the regulatory environment; as today he runs our largest jurisdiction at both Entergy Louisiana and Entergy Gulf States.

They are a great addition to the team. I hope you’ve had the opportunity to meet them. If not, hopefully you’ll get to do that either after the presentation today, or come by and see us this afternoon.

I have to mention to you that I will be making some forward-looking statements. And you should refer to our SEC disclosures on our website for more information on that. And also, I should inform you that I will be talking about the ITC transaction. And so you should refer to their registration statement for how to get more information around that transaction as well so that we’re all covered legally.

As you all know, what we do today is we operate a regulated utility business in five jurisdictions, including two gas distribution businesses, and a merchant power business in EWC that, in addition to nuclear and fossil generation, also includes district energy operations, with operations in both New Orleans and Houston. The business model around those is all the same: we’ve got to reduce risk and increase cash flow in both of those businesses, to provide stable value for all of our stakeholder groups.

You are all familiar with the business model that we’ve talked about for the last decade or so. Operational excellence, portfolio management, all driven by a rigorous point of view based decision making process.

The objective here again is to create sustainable value for the four key stakeholder groups that we deal with: our customers, our employees, the communities we serve and, of course, all of you, our shareholders. That is inextricably linked between all four of those groups as it relates to how we create and deliver long-term sustainable value for everybody who’s involved, for those four key stakeholder groups.

I am going to try and use that as a guide to try and walk through the things that we are working on today — to try to tell you how they fit into both of those; how they benefit those four stakeholder groups and how ultimately they obviously benefit all of you, our shareholders. Let me start with the operational excellence piece of the puzzle.

It begins with safe, secure, reliable, and affordable service to our customers – that’s the mainstay of everything we do. Whether it’s within EWC, or the utility, we have to protect the interest of the public and our employees as it relates to safety and reliability, while we’re creating long-term value for each of those stakeholder groups. It doesn’t matter which part of the operations that we’re in. Those are the keys that are paramount to making sure that we’re successful going forward in delivering that value for each stakeholder group.

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November 13, 2012

So whether it’s at EWC, in the operations of our nuclear plants, or whether it’s in the safety and reliability, and the affordability of our distribution business and the generation business within the utility — our objective is to make sure that operational excellence is a big key and that drives ourselves into both safety and reliability. But also, as we look at delivering value through the regulatory process in the five jurisdictions that we now operate.

We’ve got to deliver value on a day to day basis as we look into the things we’ve got going on today with the Hinds and Hot Spring acquisitions. As we work through the three rate cases that we’ll be filing around the beginning of 2013, the two FRPs that we’ve got going on next year. All of those things day to day are how we deliver value to our customers. How we deliver value to all of you. They will be very important to the financial profile, the credit profile, the operating profile of the Company going forward.

Also, Texas, working through the issues with the recent decisions we have in Texas. And I’ll talk about that a little bit more in a minute. That’s another aspect of day to day operational excellence, trying to provide long-term value for all of those stakeholder groups. An important part of that model is also the regulatory constructs under which we operate within each of those jurisdictions. Today, we have formula rate plans in Louisiana, New Orleans, as well as in Mississippi.

We have riders in distribution and transmission in Texas. We have ways to recover storm costs within all those jurisdictions. We’re continually trying to work on ways that those regulatory constructs match up with the investment profile, the customer needs, as well as the interest of all of our stakeholders. And again, how do we best tee up those regulatory constructs to match our investment criteria, our cost structure, and how we meet those customer needs.

Formula rate plans, when you have got continual investments, when you have got the ability to reset rates in an effective way on an annual basis — very effective in the kinds of businesses we’ve been operating in. We continue to try and make strides, not only in the jurisdictions that have formula rate plans, but as we look at what’s going on in Texas, the distribution rider, transmission rider.

We need to work on a capacity rider for working our way closer and closer to the ability to have that kind of regulatory construct in all of our jurisdictions. We’ll continue to do that on a daily basis to make sure that we’re providing value for again, all of those stakeholder groups.

One of the things that has been on the minds of most of the people that we’ve talked to over the last several days is return on equity. I will point out that our return on equity is about the middle of the road if you look at our peer groups throughout the country. That ROE is about median as it relates to where we sit within the peer group of other utilities in the United States as we go into those three rate cases and the three FRP filings for next year.

We’ve got a little less downside risk I would say than some of the people who are at the upper end of that curve. I know ROE is something that has been on the minds of investors, customers, and regulators across the country.

But, of course, return on equity isn’t the only part of the package. There’s the investment profile. There’s the risk profile. There’s how that construct works, as I mentioned earlier. What kind of test periods you have. What kind of formula rate plans you have. All of that regulatory package goes into how we recover the costs that we have incurred in the utilities and how we set those rates going forward.

One thing that works in our favor is obviously we have a very good rate path against those same peers. If you look at where we sit today, we’re at or below most of those peers in terms of what our rate levels actually are in a world where there’s future legislation around environmental. For example, carbon we stack up even better as one of the cleanest utilities in the United States.

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November 13, 2012

All of that bodes well towards the type of service that we’re trying to provide and the potential regulatory outcomes that we have going forward. Why we focus on rate levels so importantly, it’s important to our customers. It’s important to our regulators. Obviously, it’s important to all of you as well.

I mentioned Texas as one of the areas that we’ve got to spend some effort on over the course of the next year. As we’ve said over the course of the last couple of days, we’re somewhat disappointed with the outcome. What we saw in Texas, we’re disappointed in the outcome around the recovery capacity. Certainly ROE is an issue here, 9.8% is not all that attractive for us. It’s the lowest return on equity that the PUCT has given an integrated utility in Texas, ever.

That’s certainly not something that we appreciate. But even worse than that is our inability to actually even recover our costs and earn that return based on the rigorous standards they have around known and measurable costs as it relates to capacity.

So, we’ve got to work through that capacity issue, whether we appeal that order. We are looking at good cause exception for some areas of that of prudently incurred costs that we believe should be allowed, because they benefit customers. Certainly our first choice on the way to handle this is a capacity rider.

If there’s one good thing that has come out of the Texas order, there’s been some more momentum put behind the actual development of the capacity rider. That would go a long way towards getting us to where we can actually earn the allowed ROE within the jurisdiction in Texas.

So we’re going to continue to push forward on that. And then we’ll work on trying to make sure that we get that ROE up to a level that we believe is more appropriate. It’s a lot of work to do in Texas. We understand that. And again, from an operational excellence standpoint we’re going to continue to push forward on this jurisdiction to get it a little bit more financially viable.

Another aspect of our day to day operations is investment within the utility business. Over the course of the next three years, we’ve identified to date about $5.4 billion of investment within our utility footprint. That includes environmental expenditures, generation footprint, and transmission — the transmission that will be then turned over to ITC when we close on the ITC transaction. In the environmental area, we have some for existing compliance. And to the extent that there’s some changes there, we could have, and see some more in the environmental area.

In the generation footprint, we continue to look for ways to meet our customer needs with low cost generation. Again, generation is the biggest capital expenditure within that footprint. It’s the biggest part of the customer bill. It’s the one that we’ve been focusing on quite a bit over the course of the last several years of our acquisition strategy. And now the Ninemile construction project that we’ve got going on within our service territory as well.

At EWC that operational excellence revolves around making sure we have not only safe, secure, and reliable service, but making sure that we continue to operate the plant. Primarily the major focus that we’ve had day in and day out there is around Vermont Yankee, and most importantly, Indian Point. Indian Point still has a long way to go.

If you look at the process within the NRC for the relicensing of Indian Point and you use prior re-licensing activities as a guide, this will likely be the first time that the NRC has to abide by the provisions under the timely renewal doctrine whereby the license term period has actually ended, but we continue to operate while they work their way through the process.

And this could go several years beyond the existing license life of 2013, at Indian Point 2; and in 2015, at Indian Point 3. We continue to make progress in this area, but again, it’s just going to take a long time. If you look back at how long Pilgrim took and the number of contentions we had there. It’s likely that Indian Point is going to go considerably longer than any of those other processes have gone.

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November 13, 2012

But again, we continue to work our way through that process. As it relates to the state proceedings at Indian Point, the primary things that you’ve heard about, about water quality. The water quality certificate and SPDES permits, that’s really the wedge wire screen versus the cooling tower issue. We continue to make progress there as well as we work our way through the state proceedings and the hearing process. We have a significant amount of data that shows that we aren’t having a material adverse impact on the river to begin with.

We’ve also offered up in any event the idea that we will construct the wedge wire screens, which we believe are the best technology available. We’ve also filed as you know for a waiver with the NRC that the state did not meet the requirements to come up with a final determination within one year. That waiver is at the NRC at the moment. And it’s likely that the NRC will not take that up until they get further along down just the normal process within the relicensing activity because there’s no reason for them to have to make a determination on that today. That will be farther along in the process.

The other state avenue that we have to deal with is the coastal zone management application. In our view, we have a pretty good legal standing that no coastal zone management application is actually required. There’s been no change in the operations of the plant. No change in its impact on the river as it stands today.

We filed with the ASLB for a declaratory order there to that effect. We’ve also filed with the New York Department of State to get them to agree that we have actually been grandfathered as it relates to a CZMA type of application.

The bottom line here is that in either event through either path, we don’t believe that there is any requirement that we make any applications. Or that we have anything new done as it relates to coastal zone management.

Obviously, we’ll continue to pursue that on an ongoing basis going through the process over the next several years. Again, bottom line is this is going to take us a while. It’s our way to try and protect, and defend, and to continue to operate these plants. We think we’re in a very good position as it relates to both the water quality and the CZM applications and we’re going to continue to go through those while we go through this federal process with the NRC.

In the meantime, what we’ve found is post-Fukushima sentiment around nuclear power and Indian Point specifically has turned around. The point of view that people have around the necessity about whether Indian Point provides benefits to the economy, to the environment, to the stability, and reliability of the grid — people are picking up on that story.

There’s been a significant number of independent studies that actually talk about that, whether it’s the independent studies done by the State — the City of New York, etcetera, show there’s an adverse impact on the economy, adverse impact on the environment, adverse impact on the reliability of the grid, if you were to retire Indian Point.

And I think what you’ll find through the unfortunate event of Sandy is that the operations of Indian Point throughout all of that process will even drive that home even further — the reliability of the plant and the fact that the plant is there. One of the units ran all the way through the storm. And the other unit which came offline because of the disturbance on the grid and the loss of onsite power that came back relatively quickly. That kind of reliability is something that’s going to be needed within that area.

When you have that kind of activity, you’re going to end up with more and more need for something like Indian Point sitting right where it is. But I think that all of that goes — bodes well for the future of the plant. Again, we would like to have resolution of that sooner rather than later. But just given the nature of the process, it’s likely to continue on for quite some time. Another area of our -— of our business model that has served us well over the years is our point of view based decision making.

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November 13, 2012

The point of view based decision making is basically that that informs everything that we do. From a decision making standpoint, it’s the way we think, but on a more granular basis, it’s the way we think about specific items within the business model. So for example, as it relates to power prices in the Northeast, obviously, we’ve all been talking about the level due to shale gas and lack of economic activity; those prices have come down over the course of the last several years.

Right now, our point of view would be that we’re more bullish than bearish as it relates to where power prices are going to go versus the forward curve over the next several years. That said, we still view hedging as a good risk management tool. We continue to hedge out our portfolio to make sure that we have not only cost coverage, but we limit the downside.

While our point of view is bullish, we do recognize that we could be wrong. People have been before. Our point of view had been bearish for a while, so we were aggressively hedging out the portfolio over the last couple of years to the amount of liquidity that we could find in the market. We got out in front of it and we’ve preserved a lot of capital in the meantime.

As I said, right now, we continue to hedge. We think that’s a good tool. But we are bullish to the market, so the way we have teed up our product mix over the course of the last, I’d say — I want to say six months to a year is to provide downside protection, but with asymmetric exposure to the upside.

So if you look at our contracted mix within the portfolio of the sensitivity we have to price movements, it’s very limited on the downside. But it’s a lot more significant on the upside as we look at putting in place collars and using option strategies to be able to spend a little bit of extra money to take that downside risk that provides that cost coverage, but also give ourselves some exposure to the upside.

Because people keep asking us why are you hedging in this environment if your point of view is bullish? We still believe that from a credit profile perspective, from a risk management perspective, from a cash cost coverage perspective, it’s the right thing for us to do.

Because again, it’s highly volatile commodity, a highly volatile market, the price can go down as we’ve seen — just as well as it can go up. But we’re preserving some of that upside. And so if you think about the strategies, it’s not much different than taking a unit contingent discount to take operating risk off the table. Here we might pay some option premium to take the downside risk off the table, but to provide us with some upside going forward.

Now, the part of the business model where maybe we seem a little unique from time to time is really on the portfolio management aspect. Operational excellence is very, very important to us, but as we look at ways to do better — is there a way that we can create more value for those four stakeholders that I talked about? The major way that we think about that is around the portfolio management aspect of the business. This is where we can, I guess, just shake things up a little bit.

This is what results in things like our transition into MISO. MISO is a big transformational item for our customers and actually for all of you. If you look at our customers, it gives them access to the Day 2 market and the broader market and that is going to provide lower production costs across the board: $1.4 billion dollars in savings over the next ten years to the customers within the Entergy footprint.

To all of you, it reduces regulatory risk and operating risk that we’ve had to deal with over the course of the last decade as the national public policy has tried to push all of us to RTOs and even the independent model of transmission. This is an item that’s transformational for the company. It’s transformational for the customers. And it’s transformational for all of you in terms of the risk reduction, which again is part of the value proposition that we try to provide: increase cash flows, reduce risk.

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November 13, 2012

The next step in that opportunity is the ITC transaction — another thing that we’ve talked about quite a bit. If you think about the ITC transaction, that provides benefits to all four of our stakeholder groups. It provides customers with that next benefit of an independent model within a broader Day 2 market. If you think about that broader benefit to the customers, it’s going to provide them the opportunity, through ITC’s independent model, to have lower production costs yet again over and above what they’ll see within the RTO.

Think about our employee base. They now get to go work for a company that’s all transmission, all the time. While our transmission employees focus significantly or diligently on their business, they work for the company that owns Indian Point. It’s a good thing for them to go from working in the Transmission Department of Entergy to running half of the system of ITC.

This is a big improvement in their lot in life. For us, the analogy would be it’s really nice to work in the nuclear business for Entergy, because you have the ability to be part of a bigger, broader fleet of a company that focuses significantly on nuclear power, nuclear operations. And that provides for opportunities across the fleet and within the management team. And for our transmission employees, that provides the same thing.

For the communities we serve, if you think about the fact that ITC does not exist within our communities today. Entergy is not going anywhere. Philanthropy is a civic mindedness as well as the economic development that ITC will provide in addition to what Entergy provides is good for our customers, or for our communities. And certainly, for all of you, you get access to a transmission-only entity focused only on transmission – with significant investment opportunities, with great growth prospects, and with a solid, and strong dividend.

Speaking of the dividend, once or twice over the course of the last couple of days, we’ve gotten a question about the dividend. The — A couple of points I wanted to make here. First, we’re only talking about dividend if the ITC transaction occurs. We’ve already confirmed their support, their five-year business model of the business structure — the way we are today, the current dividend is intact.

So first, a good thing has to happen. The ITC transaction closes. We view that as positive. You should view that as positive as well. The other thing we’re talking about is how accretive is the dividend to all of you?

If you think about what you’re getting — is you’re going to end up with two pieces of paper. You’re going to end up with one piece of paper that has an ITC dividend. And you’ll still own Entergy stock that has the Entergy dividend. What we’re talking about is how accretive is the transaction to you in the current holding in the aggregate?

We did say at the outset when we announced this transaction almost a year ago that the current outlook at the time supported that Entergy could grow into its $3.32 dividend. That is the remaining company, Entergy, could maintain a dividend level of $3.32. So you would reap the benefits of not only that, but the upside of the ITC dividend while we grew into that dividend. That would be a significant amount of pick up. But as we’ve always said as a point of view based company, we’ve got to keep track of what’s going on throughout the pendency of the transaction. We’ll make the right decision — the Board will make the right decision at the time of the close.

So as we sit here today, what we’ve seen is a couple of things happen within the business. We’ve gone from a 6% to 8% growth of the utility to closer to 6%. And we have seen a significant amount of decline in the price of power in our merchant fleet. Now, make no mistake, the dividend is sourced from the utility. The utility is the basis for where our dividend is paid. And historically, that’s why we’ve had such a low payout ratio versus the rest of the industry.

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November 13, 2012

Over the last 10 years or so, our dividend payout ratio has been 45% or less of total company earnings because we source the dividend out of the utility. We use the earnings off of the more commodity-based businesses, whether it was the Entergy-Koch trading business or the merchant business we have today, to source repurchases.

So if you look over the course of the last 10 years, the $11 billion or so that we have provided back to customers through dividends and repurchases is about 50/50 is where those dollars are coming from. Our dividend payout ratio has been pretty low. But even though it’s all sourced out of only the utility, it does matter what happens at EWC. Because they are — the company is all tied together. The credit profile of the company is all tied together.

And the financial wherewithal of the company is all tied together. So it does matter even though we’re only sourcing that dividend out of the utilities. Again, the bottom line is, first and foremost, we’re not talking about Entergy without the ITC transaction. A good thing has to happen. The ITC transaction closes for this to be something that we discuss.

And at the end of today what we’re talking about is how accretive is the dividend to shareholders going forward. I know that it seems like maybe we had some confusion about that. Hopefully, we’ve cleared it up in the last couple of days. Maybe we’ve had more than one question as it relates to that.

Going back to the benefits to customers provided by ITC — the independent model, the independent look should provide production costs and benefits over and above what we see out of the RTO. The way that will come about is if you believe that the independent model will provide some sense of stability to the market. One of the things that you have today is we are not only the load serving entity, we’re also a market participant in generation and we’re the transmission provider.

That perception of bias within that model would lead you to believe that independent power producers, those with load generation expansion plans, or construction plans may be less forthcoming with the information to us than they would someone who is totally independent, who is working across multiple jurisdictions as well as multiple RTOs. Remember ITC operates in both MISO and in SPP.

With that information, with that independent model, and with that ability to look at multiple RTOs, whether it’s SPP, MISO, and maybe even TVA, you could anticipate that ITC would make transmission investments that other companies would not. Not just to us but other companies within the MISO, SPP footprint. If they start to look at the bottoms up planning process on a more regional basis for the interest of more than just our customers, but the public involved, then you could anticipate that transmission lines will get built that otherwise wouldn’t.

It will provide access to generation that otherwise wouldn’t show up. And when that happens, production costs should go down for customers, similar to the access that the broader market — that the Day 2 market of MISO provides to the Entergy footprint today. When that happens, that should be a positive for our customer base.

The other thing that the customers get is great operations from the benefit of the knowledge and experience of two companies. ITC, which has been in the business for a long period of time; Entergy, it’s been in the business for long period of time, and in somewhat of a unique way.

If you think about the footprint that we have, and our exposure to different ecological events like hurricanes, for example, which many of you have experienced more recently. That’s the benefit that our customers will get. It’s actually a benefit that the current ITC footprint will get from our expertise as well. One of the benefits of having the transaction being ongoing over the course of the last hurricane season is during Isaac, ITC folks came to the storm command center.

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November 13, 2012

ITC folks witnessed how we walked through the process. They haven’t just drilled what happens in a hurricane. They’ve actually lived it. They’ve observed it. They’ve seen what happens. And obviously, a large contingent of the people who will be manning that activity post the transaction already work at Entergy today; and have already focused on that kind of activity going forward. That again, should provide benefits to both customer bases as we go forward.

Financial flexibility benefits that the company will receive with reduced debt at the operating companies and increased cash flow. And all of those benefits should more than offset the transmission tariff differentials from the changing regulatory construct.

Now, a lot of people would like us to point to the big marquee number like we were able to do with MISO. The difference here is with MISO we can look at the generation footprint as it exists today and model how that will work. What we’ve got in testimony in the ITC transaction is if you believe these things are true, here’s what you would expect could show up.

We’ll have to actually get into the planning process and work our way through that to make sure that we can get to a level where regulators and customers will see that benefit. But it really is a logical next step and a reason for the national public policy trying to push towards the independent transmission model.

As you know, we’ve made filings in all jurisdictions except for Missouri and Texas. We’ve planned to make those filings consistent with trying to get the transaction closed within 2013. If you look at the procedural schedules that we have teed up today, they would lead you towards a final determination at least in Louisiana in the fall time frame absent some sort of agreement to end the process early, to settle or something like that.

The ITC transaction does provide us with another opportunity as we go forward into the course of the next several years. That opportunity exists because as we see the transmission business come out of the Entergy fold, we’re going to actually have about 750 employees who move from Entergy over to ITC.

We’re also in a situation right now where a lot of corporate America faces and that’s an aging workforce and a changing demographic about who we have within the footprint of the company itself. With that opportunity, we have the ability to re-look at processes. We look at our overhead structure to try and make some real impact on the cost curve within the company. And this is a really fortuitous time, because we have a number of people who are already be going out the door, either through retirement or through their move to ITC.

It’s a really good time for us to actually break apart the pieces of the company. Try to not only make up for the overhead and the dis-synergies that will occur, but actually to rethink how we do business. And you’ll see more about this initiative as we go over the course of 2013. Outside of the things that we already have on the plate, we’re always thinking of ways to do better.

As we think through our portfolio management strategy, we still believe, for example, that the merchant business and the utility business don’t really belong in the same house. We still believe that there is a good idea for us to segregate or separate those businesses from one another. Nothing that has happened over the course of the last several years has changed that point of view.

Obviously, there’s been changes within the market that make that a little bit more problematic or difficult now than it might have been several years ago. But we still believe that fundamentally because of the financial policy differentials, because of the different business models — that we would like to see more separation within those businesses going forward.

We also continue to look day in and day out at each functional group — whether it’s transmission, generation, distribution; and each entity, whether it’s across jurisdictions, or EWC versus the utility itself; the gas LDC businesses or district energy business within EWC.

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November 13, 2012

What’s the most appropriate structure for those businesses whether it’s a transaction, or legal entity change, or structural change we can make to reduce risk, improve cash flow to benefit those four key stakeholder groups. That is something that we continue to work forward on. We actually have a whole group of people who — that’s all they do. They work on something like the ITC transaction. They get it put together, negotiate the deal and structure it; and get it all buttoned up. Then they turn it over to the folks who do all the regulatory work to get that approved.

Those people are on to the next several things. They probably work on a hundred things before they get ten to try and one that we announce. So that activity will continue. It’s all part of the portfolio management aspect of the Company.

So I guess the bottom line is we will continue to work through the business model in the same way we have over the course of the last 14 years. The attempts to reduce risks, improve cash flows to benefit those four key stakeholder groups that are inextricably linked as we go forward to create value. And for all of you what that means is to create value to take the dollars that you entrust to us. Create more of them and to return them in the form of share repurchases and dividends going forward.

One last thing that I’d like to mention is that obviously there’s been some transition. There will continue to be some transition over the course of the next few months within the Company. And one of the main gifts that Wayne has given to all of us as a management team is to put together a very strong and energetic management team. You have met many of us over the course of the years.

You’ll be meeting more of us as we go forward, but if you look across this group, it’s a lot of highly experienced, highly engaged, very talented individuals. And again, it’s probably the greatest gift Wayne has given to us as a management team and certainly to me, as incoming CEO, to be able to work with such a talented group. Where every now and then, I think the best thing that I might be able to do is just get out of their way and let them get done what they need to get done. But, as was said to us earlier today, it is the end of an era. Somebody came into us today and said that very thing. Wayne has been a tremendous advocate of a lot of interests over the last 14 years with Entergy.

If you think about the company, think about its employees, the communities, and, of course, all of you. He’s done a tremendous job with creating value for all of those groups and never settling. And the passion that Wayne has for many things we hope will reside within the business.

I’ve gotten asked a lot of times what’s going to change when Wayne leaves? Well, you saw one today. We didn’t have a movie. I don’t know how many times over the course of the last decade I show up places. It usually starts sometime in about August or September when we start to get asked, what’s the movie going to be?

Well, movies are Wayne’s passion. I love movies. And I love all of the movies he uses, some of them more than others. But, that’s a passion Wayne has. And I know that if I were to try that it would fail miserably. So, it’s not going to happen. So, don’t worry about that. Because I don’t know if I could actually make the leap from what’s going on in the movie to what’s going on in life. And Wayne’s able to do that. That’s a passion of his. That is him. That is not the company.

But the other passions Wayne has, the passions for the communities we serve, his passion to protect the environment in which we live, and obviously, the passion he has for all of you. A lot has happened over the course of the last 15 years to create a lot of value for a lot of people. And with $11-, $12 billion returned in capital, plus the ability to grow the value of the business. It’s truly a phenomenal run that Wayne has been able to do for all of you. Now, that isn’t his only passion.

Wayne’s got the great ability to have the passion for the communities we serve and the interest of those less fortunate; the interest of the environment, his tremendous value and passion for the employees of the company.

47th Edison Electric Institute Financial Conference

November 13, 2012

At the same time, he has a tremendous passion for creating value for all of you. Wayne has been truly inspirational to all of us who have had the opportunity to work with him. The fierceness with which he’s protected your interest is something — while you’ve seen the benefit of, I doubt that you can truly appreciate.

Whether it was through Katrina, through the FPL situation, through the buying and selling of Entergy-Koch — and through all the things that we’ve had to deal with since. His commitment to making sure that we never settle for second best. That we never take the easy way out when the hard way is the right way, or the hard way can create the most value for all of you. It’s been a tremendous honor for all of us to work with him. I know we’re all better off because of him.

And rather than have you acknowledge that my presentation is over, which it is. Thank God. I’d like to have all of you show your appreciation to Wayne for what he has done for you.

And selfishly, I know I got far more applause with that than I ever would based on what I had to say. So, I guess I have exactly three minutes of time to answer any questions you might have.

QUESTION AND ANSWER

Unidentified Audience Member

How does the potential change in the dividend tax rate impact your thinking on your dividend?

Leo Denault—Entergy—CFO

Certainly, if there’s a differential in particular between dividend tax rates and capital gains tax rates, we’ll look at that. We’ve looked at that in the past. When it’s either changed the other direction than what it looks like it could today. Right now, I’m not certain where that’s going to end up. But, you know, in the future what that might inform is our decision between dividends and repurchases depending on where that goes.

We do have pretty big institutional holdings. So, it may be a little bit different from us than it is for some other folks. But that is certainly something that we’re keeping an eye on. And to the extent that there remains a parity between capital gains and dividend taxes, certainly that makes our decisions a little bit more contained within the company and we don’t have to think of those exogenous factors. But we’re paying attention to that.

I guess we’ve answered all those questions from the — in the last — One of the good and bad things about making a presentation at the end of the conference, I guess. Well, thank you very much. I appreciate it.

47th Edison Electric Institute Financial Conference

November 13, 2012

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended Dec. 31, 2011; (ii) Entergy’s Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this release and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.

Additional Information and Where to Find It

On Sept. 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement / prospectus included in the ITC registration statement and the proxy statement / prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement / prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement / prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.